February 4, 2020

Dean Hager
Chief Executive Officer
Juno Topco, Inc.
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401

       Re: Juno Topco, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 23, 2020
           CIK No. 0001721947

Dear Mr. Hager:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 15, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Industry Background, page 2

1. We note your response to prior comment 1 that the company's entire business is driven by and dependent upon the adoption of Apple products. However, there appears to be no assurance that an increase in the adoption of Apple devices will lead to an increase in sales of your software given that you do not have any exclusive agreements or arrangements with Apple, either as a customer or as a channel partner. Please disclose this risk in the prospectus summary and as a separate risk factor.
 Dean Hager
FirstName LastNameDean Hager
Juno Topco, Inc.
Comapany NameJuno Topco, Inc.
February 4, 2020
Page 2
February 4, 2020 Page 2
FirstName LastName
Our Relationship with Apple, page 6

2. We note your response to prior comment 2 that Apple does not materially contribute to your revenues either as a customer or as a channel partner. Please balance your discussion regarding your relationship with Apple by disclosing that Apple accounted for less than
         1% of the company's total revenue as a customer in fiscal year 2018 and represented approximately 9% of bookings as a channel partner in fiscal year 2018. Selected Consolidated Financial Data
Non-GAAP Financial Measures, page 74

3. We note your revised disclosure in response to prior comment 5. Please further revise to state that while the amortization expense of acquired developed technology is excluded, the related revenue is reflected in the measure as those assets contribute to revenue generation.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564
or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten,
Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Alexander M. Schwartz